ICECURE MEDICAL ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

October 13, 2023

Via EDGAR

Jeanne Baker

Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	IceCure Medical Ltd. (the “Company,” “we,” “our” and similar terminology)

Form 20-F filed March 29, 2023

File No. 001-40753

Dear Sir and Madam:

The purpose of this letter is to respond to the comment letter dated September 7, 2023 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Annual Report on Form 20-F (“Form 20-F”). For your convenience, your original comments appear in bold text, followed by our response.

Annual Report on Form 20-F filed March 29, 2023

General

1.	We note your disclosure that two of your three subsidiaries are in China, your 52.7% shareholder and multiple members of your Board of Directors are based in China, and geographically, it appears that a significant portion of your revenue is generated in China. Please review the Division of Corporation Finance’s December 20, 2021, guidance “Sample Letter to China-Based Companies” available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you are based in or have the majority of your operations in China, which includes Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Response: We acknowledge the Staff’s comment and, after reviewing the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), respectfully advise the Staff that we are not a China-based issuer and, consequently, that the concerns raised in the Sample Letter are not applicable to the Company. The Sample Letter defines “China-based issuers” as “companies that are based in or have the majority of their operations in the People’s Republic of China”, thus limiting the scope of the Sample Letter’s application to companies that (i) are based in the People’s Republic of China, or (ii) have a majority of their operations in the People’s Republic of China. As the Company describes below, it falls under neither prong of this definition.

Jeanne Baker and Terence O’Brien

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

October 13, 2023

(i)	The Company is not based in China.

●	The Company is organized under the laws of the State of Israel, headquartered in Israel and its executive team sits in Caesarea, Israel. Israel has been the business’ headquarters since the Company’s inception in 2006.

●	Of the Company’s eight executive officers, seven are Israeli citizens and one is an American citizen.

●	While (a) the Company’s largest shareholder is a fund whose principal place of business is the Hong Kong Special Administrative Region of the People’s Republic of China and (b) one of the members of the board of directors of the Company is a Chinese citizen and another member of the board of directors of the Company holds British citizenship and citizenship of the Hong Kong Special Administrative Region of the People’s Republic of China, the five other members of the board of directors of the Company are Israeli citizens, two of which are external directors, as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and all key decision-making processes and governance managing the Company have been and are expected to remain outside of China.

(ii)	The Company does not have the majority of its operations in China.

●	The Company derives only a small portion of its revenue from China. Revenue from China for fiscal year ended December 31, 2022 was $104 thousand, or approximately 3.37% of the Company’s total revenues. For the nine months ended September 30, 2023, the Company has derived $232 thousand of revenue from China, or approximately 11.8% of the Company’s total revenues for such period.

●	As of September 30, 2023, the Company’s operations in China are limited to only two employees (out of approximately 78 globally) who are focused exclusively on marketing, business development and regulatory activities. The vast majority of our employees are located in Israel. The Company conducts no manufacturing or other operations in China.

●	The Company does not own substantial assets or conduct substantial operations in China.

●	The Company’s research and development efforts have been financed in part through royalty-bearing grants from the Israel Innovation Authority (the “IIA”). When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Israeli Research Law restricts the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. This restricts our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how.

*    *    *

Jeanne Baker and Terence O’Brien

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

October 13, 2023

If you have any questions or require additional information regarding this letter, please do not hesitate to contact Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

ICECURE MEDICAL LTD.

By:	/s/ Eyal Shamir
Eyal Shamir Chief Executive Officer